10025672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kathy M. Stites 971-321-6007

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Marilyn R. Bishop, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., for the years ended December 31, 2009 and 2008, are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Marilyn R. Bishop 2/25/10

Signature Date

Vice President

Title

Holly K. Yoder

Notary Public

My Commission Expires: July 25 2011

OFFICIAL SEAL
HOLLY K YODER
NOTARY PUBLIC-OREGON
COMMISSION NO. 419636
MY COMMISSION EXPIRES JULY 25, 2011

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
StanCorp Equities, Inc.
Portland, Oregon

We have audited the accompanying statements of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, cash flows, and changes in stockholder's equity for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2010

STANCORP EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CASH AND CASH EQUIVALENTS	$3,083,899	$4,848,461
DUE FROM AFFILIATES	1,291,588	758,083
PREPAID EXPENSES	98,121	82,766
INCOME TAX RECEIVABLE — Net	8,283	50,620
DEFERRED TAX ASSET — Net	84,170	42,513
PROPERTY, PLANT, AND EQUIPMENT	6,368	7,117
OTHER ASSETS	104,822	463,095
TOTAL	$4,677,251	$6,252,655
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$1,294,395	$2,687,378
Due to affiliates	5,024	
Other liabilities	6,425	175,363
Total liabilities	1,305,844	2,862,741
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized, 10,000 issued and outstanding	5,000	5,000
Paid-in capital	3,083,696	3,083,696
Retained earnings	282,711	301,218
Total stockholder's equity	3,371,407	3,389,914
TOTAL	$4,677,251	$6,252,655

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
12b-1 fees	$ 3,428,828	$ 4,732,154
Commission income	15,572,919	16,904,427
Interest income	9,849	128,746
Total revenues	19,011,596	21,765,327
EXPENSES:		
Commissions	15,572,919	16,906,428
Personnel	16,101,174	15,184,658
Rent	885,682	771,450
Travel and entertainment	1,368,879	1,504,693
Postage/telephone	1,243,544	386,993
Office supplies	332,390	502,752
Printing	2,288,031	832,912
Recruiting and relocation		1,642
Professional fees	35,147	30,120
Data processing software	26,008	14,426
Depreciation	749	375
Sales and marketing	499,559	1,225,105
Other	191,097	202,952
Total expenses	38,545,179	37,564,506
Operating expense offset for services provided by Standard	(19,543,314)	(15,925,927)
Net expenses	19,001,865	21,638,579
INCOME BEFORE INCOME TAX EXPENSE (BENEFIT)	9,731	126,748
INCOME TAX EXPENSE (BENEFIT)	28,238	(47,298)
NET INCOME (LOSS)	$ (18,507)	$ 174,046

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (18,507)	$ 174,046
Deferred taxes	(41,657)	(69,409)
Depreciation	749	375
Adjustments to reconcile net income (loss) to net cash used in operating activities — changes in:		
Due to/from affiliates	(528,481)	(784,137)
Prepaid expenses	(15,355)	5,778
Other assets	358,273	(250,703)
Commissions payable	(1,392,983)	(561,687)
Taxes receivable/payable	42,337	(111,652)
Other liabilities	(168,938)	91,217
Net cash used in operating activities	(1,764,562)	(1,506,172)
CASH FLOWS FROM FINANCING ACTIVITIES — Return of capital distribution		(2,000,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(1,764,562)	(3,506,172)
CASH AND CASH EQUIVALENTS — Beginning of year	4,848,461	8,354,633
CASH AND CASH EQUIVALENTS — End of year	$ 3,083,899	$ 4,848,461
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for income taxes	$ 49,638	$ 124,862

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE — January 1, 2008	$ 5,000	$ 5,083,696	$ 127,172	$ 5,215,868
Return of capital distribution		(2,000,000)		(2,000,000)
Net income			174,046	174,046
BALANCE — December 31, 2008	5,000	3,083,696	301,218	3,389,914
Net loss			(18,507)	(18,507)
BALANCE — December 31, 2009	$ 5,000	$ 3,083,696	$ 282,711	$ 3,371,407

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker-dealer.

For the sale of registered contracts, a broker-dealer must serve as principal underwriter and distributor, providing supervision and oversight that is required by the Financial Industry Regulatory Authority. Standard Insurance Company ("Standard"), a wholly owned subsidiary of StanCorp, developed a registered group annuity contract to expand its market to 403(b) plans, 457 tax exempt plans, and nonqualified deferred compensation plans of private employers. The Company acts as the principal underwriter and distributor of registered contracts for Standard. Standard and the Company have entered into an Underwriting and Service Agreement, which provides for the distribution of registered contracts, and an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the two companies.

The recordkeeping and administrative services of StanCorp's retirement plans unit, with group annuity contracts offered through Standard, are provided by Standard Retirement Services, Inc. ("SRS"). Retirement plan products and services are offered in all fifty states through Standard or SRS.

Subsequent Events — We have evaluated subsequent events through the date of this filing, February 25, 2010, and have concluded that there are no material subsequent events, which would require further disclosure.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and SRS' business sold or serviced.

Due to and From Affiliates — Amounts due from affiliates were $1,291,588 and $758,083 at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, there was $5,024 and no amount due to affiliates, respectively.

Other Assets — Other assets include commission receivables, primarily on accrued SRS client account sales.

Property, Plant and Equipment — At December 31, 2009 and 2008, the Company had $6,368 and $7,117, respectively, of property plant and equipment which is depreciated on a straight-line basis using a half-year convention. Accumulated depreciation was $1,124 and $375 at December 31, 2009 and 2008, respectively. Useful lives are determined using StanCorp's asset life schedule. The current estimated useful life of fixed assets was 8 years as of December 31, 2009.

Other Liabilities — Other liabilities include accrued operating expenses incurred in generating the commission receivables.

12b-1 Revenue — 12b-1 revenue represents fees paid by mutual fund companies to the Company for promotion, distribution, and marketing expenses. These fees are associated with SRS' trust plans.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Personnel Expense — Personnel expense represents salaries paid to the Company's personnel.

Operating Expense Offset for Services Provided by Standard — Related Party — Standard provides certain managerial and administrative services for the Company, including information systems, accounting, treasury, and other administrative services. These charges are netted against direct expense reimbursements by Standard and SRS pursuant to the Administrative Services Agreements with these affiliates. Sales office administration services include the expenses necessary to support the activity of the registered representatives, including the compensation of the support staff.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp. However, in accordance with StanCorp's policy, for financial statement purposes the Company computes the provision for income taxes as if it were filing a separate income tax return. Throughout 2009 and 2008, the Company did not have any material uncertain tax positions. At December 31, 2009 and 2008, the Company had federal deferred tax assets of $84,170 and $42,513, respectively. Included in the provisions for federal income tax expense were $41,657 and $69,409 of deferred tax benefit for 2009 and 2008, respectively. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of permanent differences and the inclusion of state and local income taxes, net of the federal benefit. The combined federal and state effective tax rates were over 100% and (37.31)% for 2009 and 2008, respectively. The effective rate differed from the statutory rate primarily due to permanent differences mostly related to non-deductible meals and entertainment expenses. During 2009, SEI incurred 2008 federal, state, and local net tax adjustments of $27,310, which also caused fluctuation in the effective rate from 2008 to 2009. It is the Company's accounting policy to record income tax interest and penalties in the income tax provision.

Credit Risk Concentration — For 2009 banks used by the Company were participants in the Federal Depository Insurance Corporation's Transaction Account Guarantee Program (the "TAGP") which fully insured all balances in excess of the former $250,000 limit. Effective January 1, 2010 the two banks used by the Company, US Bank and Wells Fargo Bank, opted out of TAGP. Cash balances at these two banks are federally insured up to $250,000. During 2010, the Company will likely have cash balances in excess of the federally insured $250,000 limit at a single financial institution.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,716,036 at December 31, 2009, which was $1,628,980 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1 at December 31, 2009.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects, and net capital requirements. The Company distributed $0 and $2,000,000 to StanCorp during 2009 and 2008 respectively.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
COMPUTATION OF NET CAPITAL		
STOCKHOLDER'S EQUITY	$3,371,407	$3,389,914
LESS — Nonallowable assets	1,593,352	1,404,194
NET CAPITAL BEFORE HAIRCUT ON SECURITY POSITIONS	1,778,055	1,985,720
HAIRCUT ON SECURITY POSITIONS	62,019	95,680
NET CAPITAL	$1,716,036	$1,890,040
COMPUTATION OF AGGREGATE INDEBTEDNESS		
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	$1,305,844	$2,862,741
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.76 to 1	1.51 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)	$ 87,056	$ 190,849
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
NET CAPITAL REQUIREMENT (Greater of the above two amounts)	$ 87,056	$ 190,849
EXCESS NET CAPITAL	$1,628,980	$1,699,191
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of total aggregate indebtedness)	$1,585,452	$1,603,766
RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5:		
Net capital — as reported in part II (unaudited) FOCUS report	$1,715,767	$1,435,087
Decrease in nonallowable assets — due from related party		264,539
Increase in nonallowable assets — deferred tax assets	79,552	241,034
Increase in nonallowable assets — tax receivable		(50,620)
Decrease in nonallowable assets — adjustment for presentation of income tax receivable on a net basis	269	
Increase in net income — due to deferred tax adjustment	(79,552)	
NET CAPITAL PER ABOVE	$1,716,036	$1,890,040

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009 AND 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 25, 2010

StanCorp Equities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEARS ENDED DECEMBER 31, 2009 AND 2008,
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

* * * * * *

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)